Mail Stop 3561

April 4, 2008

William H. McGill Jr.
Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North
Suite 300
Clearwater, FL 33764

> **Re:** **MarineMax, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed December 11, 2007**
> **DEF 14A filed January 16, 2008**
> **Form 8-K filed January 17, 2008**
> **Form 8-K filed February 8, 2008**
> **Form 10-Q for the period ended December 31, 2007**
> **Filed February 11, 2008**
> **Form 8-K filed March 5, 2008**
> **Form 8-K filed March 12, 2008**
> **File No. 1-14173**

Dear Mr. McGill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Otherwise, you should comply in all future filings, as applicable. Please confirm in writing that you will do so and explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Signatures, page 54

1. We note your Form 10-K makes provision for your chief executive officer, your principal financial officer and your controller or principal accounting officer and a majority of your board to sign in their capacities on your behalf, however the filing has not been signed. Please revise.   See Form 10-K and General Instruction D(2)(a).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably like to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Also, please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Further, discuss in reasonable detail economic or industry-wide factors relevant to your business and material opportunities, challenges, and risks in the short and long term and the actions you are taking to address them. Refer to Item 303 of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

3. Disclose in a separately captioned section any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition. Your discussion should include all of the information that is required by Item 303(a)(4) of Regulation S-K. If there are none, please state this in your future filings.

Contractual Commitments and Commercial Commitments, page 48

4. Please disclose scheduled interest payments under your long-term debt agreements in the table or in a footnote to the table. Given that the interest rates under the majority of your long-term debt agreements are variable, you should disclose the basis for your computation of estimated interest payments. Please also include obligations related to other long-term liabilities reflected in your balance sheet or disclose pertinent data for an understanding of the timing and amount of such obligations. In addition, please disclose that lease obligations exclude insurance, taxes, maintenance and other costs and provide a context for readers to understand the impact of such costs on the obligations. Refer to Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Item 9A. Controls and Procedures, page 49

5. You state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective to ensure that you record, process, summarize and report information required to be disclosed in quarterly reports filed under the Securities Exchange Act within the time periods specified in the Commission's rules and forms. Please revise to remove the qualification regarding *quarterly* reports as disclosure controls and procedures apply to all reports filed or submitted under the Securities Exchange Act. Also, revise to state, if true, that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective to ensure information required to be disclosed by you in the *reports* you file or submit under the Securities Exchange Act is accumulated and communicated to management, including your chief executive and financial officers, to allow timely decisions regarding required disclosures. Similarly revise the disclosure in your reports on Form 10-Q. Refer to the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, please confirm to us your officers' conclusions regarding the effectiveness of your disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e).

6. Please revise your disclosure regarding changes in internal control over financial reporting to identify any change in your internal control over financial reporting that occurred *during your last fiscal quarter* that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Item 11. Executive Compensation, page 11

Compensation Discussion and Analysis, page 6

7. In future filings, clarify whether your President and Chief Executive Officer met with representatives of Sibson Consulting regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Sibson Consulting works.

Incentive Compensation, page 8

8. We note that the bonuses for your named executives are based on a percentage of your consolidated monthly pretax profit and upon the achievement of equally weighted goals. You have not provided quantitative disclosure of the pre-determined goals that the compensation committee established for the executive incentive compensation plan. In future filings, please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive

officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

9. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Employment Agreements, page 19

10. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control in future filings. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

11. While the Commission has not mandated tabular disclosure of potential post-employment payments, we encourage you to present this information in future filings in a tabular format so that investors may assess clearly the amount of compensation to be received under the various scenarios that would lead to a named executive officer's termination or change in control of the company. See section VI of the Securities Act Release 33-8732A.

Certain Transactions, page 19

12. In future filings, please describe your policies and procedures for the review, approval, or ratification of the transactions you describe this section. See Item 404(b) of Regulation S-K.

13. In future filings, please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary.

Consolidated Balance Sheets, page F-3

14. It does not appear that your disclosure regarding issued shares of common stock considers outstanding treasury stock for each of the years presented. Please revise or advise.

Consolidated Statements of Comprehensive Income, page F-5

15. Please tell us how to reconcile other comprehensive income for the most recent year presented to the change in accumulated comprehensive income reflected in the statements of stockholders' equity on page F-6. Otherwise, revise as appropriate.

Notes to Consolidated Financial Statements, page F-8

16. Please disclose revenues for each group of similar products and services for each year presented or tell us why you believe disclosure of information about products and services is not required. If providing the information is impracticable, please disclose that fact. Refer to paragraph 37 of SFAS 131.

Note 3. Significant Accounting Policies, page F-10

Inventories, page F-11

17. We note your disclosure on page 11 that you acquire substantially all of your used boats through customer trade-ins. Please disclose how you account for trade-in transactions. In addition, please tell us in detail the basis in GAAP for your accounting of trade-in transactions. Please address whether you recognize used boat inventory at fair value, and if not, why your method is appropriate.

Note 2. Acquisitions, page F-9

18. You disclose that recognition of tax deductible goodwill and indefinite-lived intangible assets were based on third-party valuations. Please disclose the name of the third party valuation firms and file written consents for the inclusion of the disclosure regarding the valuations. Alternatively, remove the disclosure regarding third party valuations. If you believe consents are not required, please advise in detail. Refer to Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

Note 7. Goodwill and Other Intangible Assets, page F-18

19. For identifiable intangible assets, please disclose the gross carrying amount and accumulated amortization, in total and by major intangible asset class, for each year presented. Also disclose aggregate amortization expense for each year presented and the estimated aggregate amortization expense for each of the five succeeding fiscal years. In this regard, we assume that all of your intangible assets are not indefinite-lived dealer agreements. Refer to paragraph 45 of SFAS 142. Additionally, tell us the facts and circumstances supporting your conclusion that intangible assets related to dealer agreements have indefinite useful lives. Refer to paragraph 11 of SFAS 142.

Exhibits 31.1 and 31.2

20. Please revise the certifications to conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In particular, please replace "this annual report" with "this report" in paragraphs 1, 2, 3, 4a and 4c, replace "the annual report" with "this report" in paragraph 4d and insert the parenthetical language "(the registrant's fourth fiscal quarter in the case of an annual report)" and replace "was materially affected" with "has materially affected" in paragraph 4d.

Form 10-Q for Quarter Ended December 31, 2007

21. To the extent applicable, please also address the comments above in your reports on Form 10-Q.

Condensed Consolidated Statement of Stockholders' Equity, page 6

22. Please tell us if you consider the conversions of restricted stock awards to restricted stock units as modifications as defined in paragraph 51 of SFAS 123(R). If so, tell us how you measured the resulting effects of the modifications. If not, tell us why you do not consider the conversions as modifications.

Note 13. Net Loss Per Share, page 14

23. Please tell us how you determined the number of outstanding options to purchase shares of common stock disclosed in the first and second sentences under the table that were not included in the computation of diluted loss per share data. It appears that these disclosures are inconsistent and vary from the number of outstanding options. In addition, please disclose other securities, such as restricted stock awards, that were not included in the computation of diluted earnings per share data because to do so would have been anti-dilutive.

*   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Bill Thompson, Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, Mara Ransom, Branch Chief, at (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director